

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via Fax

Brian Lawson
Senior Managing Partner and Chief Financial Officer
Brookfield Asset Management Inc
Suite 300
Brookfield Place
181 Bay Street
P.O. Box 762
Toronto, Ontario Canada M5J2T3

> **Re: Brookfield Asset Management Inc**
> **Form 40-F**
> **Filed March 31, 2011**
> **Form 6-K**
> **Filed March 24, 2011**
> **File No. 033-97038**

Dear Mr. Lawson:

We have reviewed your response letter dated August 19, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 6-K filed March 24, 2011

2010 Annual Report

Five-Year Financial Review, page 13

1. We have considered your response to our prior comment 1. We continue to believe that the title of your Non-GAAP measure is confusingly similar to cash flow from operating activities as calculated in accordance with IFRS. Please revise your filing accordingly or explain to us why no revision is necessary. Reference is made to Item 10(e)(1)(ii)(E) of Regulation S-K.

2. Based on your continued reconciliation of "net operating cash flow" to cash flow from operating activities calculated in accordance with IFRS, it appears that you use "net operating cash flow" as both a performance measure and a liquidity measure. Additionally, in response to our prior comment 2, you state that "Management uses this measure as it differentiates between the ongoing cash generating activities of the underlying assets (similar to Funds From Operations for real estate companies) and items that are reflective of changes in the carrying values of the underlying businesses." This also make it appear that management uses this measure as both a performance and a liquidity measure. As such, we remain unclear how presenting this measure on a per share basis doesn't violate the provisions of ASR 142. Furthermore, we are unclear how adjusting this measure for "net change in working capital balances and other" complies with the requirements of Item 10(e)(1(ii)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief